

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 4, 2015

Dana Gallovicova
President and Chief Executive Officer
Zlato Inc.
Mlynska 28
040 01 Kosice, Slovak Republic

> **Re: Zlato Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2015**
> **Filed June 12, 2015**
> **File No. 000-55023**

Dear Ms. Gallovicova:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 9A. Controls and Procedures, page 26

> We note that you concluded your disclosure controls and procedures (DCP) were effective while also concluding that your internal control over financial reporting (ICFR) was not effective due to material weaknesses. Please explain to us how you arrived at different conclusions in light of the existing material weaknesses. Your explanation should be comprehensive and address all of the components of the definition of disclosure controls and procedures. We refer you to Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes that there is substantial overlap between ICFR and DCPs. For example, DCPs often include those components of ICFR that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. Please include in your response an explanation as to how you determined that the material weaknesses in your ICFR were not one of the components of ICFR that is also included in disclosure controls and procedures. This comment also applies to the conclusions reached in your Forms 10-Q for the fiscal quarters ended June 30, 2015 and September 30, 2015.

<u>Exhibits 31.1 and 31.2 – Certifications</u>

1.   We note that the certifications filed as Exhibits 31.1 and 31.2 do not include the language regarding internal control over financial reporting in the introductory paragraph 4 as required by Item 601(b)(31) of Regulation S-K. Please amend your filing to include corrected certifications that provide all of the required statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services

cc: Thomas E. Puzzo, Esq.
    Law Offices of Thomas E. Puzzo, PLLC